Exhibit 1.2

Management’s Discussion and Analysis
for the three months ended March 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

May 9, 2017
Introduction
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 (the “2016 Financial Statements”) and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for three months ended March 31, 2017 and 2016 (the "Q1 2017 Financial Statements"), and the related notes contained therein. All amounts in this MD&A, the 2016 Financial Statements, and the Q1 2017 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cashflows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Pan American’s significant accounting policies are set out in Note 2 of the 2016 Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, "total debt", “working capital’, “general and administrative cost per silver ounce produced”, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning under IFRS. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per silver ounce sold”, “cash costs per ounce of silver”, “working capital”, “general and administrative cost per silver ounce produced”, “adjusted earnings“ and “basic adjusted earnings per share”, as well as details of the Company’s by-product credits and a reconciliation of these measures to the Q1 2017 Financial Statements.
Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits. Any reference to “AISCSOS” in this MD&A should be understood to mean all-in sustaining costs per silver ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

3

CORE BUSINESS AND STRATEGY
Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•
Foster positive long-term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.
Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Q1 2017 HIGHLIGHTS
OPERATIONS & PROJECT DEVELOPMENT

•	Silver production of 6.20 million ounces
Pan American produced 6.20 million ounces in the three months ended March 31, 2017 ("Q1 2017"), compared to the 6.42 million ounces produced in first quarter of 2016 ("Q1 2016"), which is in-line with expectations and on-track to achieve management’s 2017 full year guidance of 24.5 to 26.0 million ounces.

•	By-Product production on track to achieve annual guidance
Gold production in Q1 2017 was 37.7 thousand ounces, 3.5 thousand ounces less than was produced in Q1 2016, though in-line with the expected production required to achieve the 2017 annual production guidance of 155.0 to 165.0 thousand ounces. The Company's Q1 2017 zinc, lead, and copper production was 12.8 thousand tonnes, 5.3 thousand tonnes and 3.2 thousand tonnes, respectively, which is consistent with management's expectations to achieve the 2017 annual zinc, lead and copper production guidance of 56.5 to 58.5 thousand tonnes, 19.0 to 20.0 thousand tonnes, and 8.8 to 9.3 thousand tonnes, respectively.

•	Cash Costs down quarter-over-quarter and lower than guidance
Consolidated cash costs for Q1 2017 were $6.18 per ounce, $1.85 or 23% lower than the Q1 2016 cash costs of $8.03, and were $0.27 or 4% less than the low end of management’s full-year 2017 guidance range of $6.45 to $7.45 per ounce. The quarter-over-quarter reduction in cash costs was primarily attributable to increased by-product credits from improved prices for all by-product metals.

•	Progress on the Dolores expansion projects
The Company continued to make significant progress on the Dolores expansion projects during Q1 2017. Construction of the new pulp agglomeration plant was approximately 80% complete, and a total of 1,085 meters of drifting was completed on the underground mine development. Overall, the Dolores expansion project remains on schedule for an anticipated commissioning of the pulp agglomeration plant by mid-2017 and underground operations commencing preliminary production activities by the end of 2017.
FINANCIAL

•	Increased revenues, net earnings, and cash generated from operating activities
Q1 2017 revenue was $198.7 million, $40.4 million or 26% higher than in Q1 2016, mainly as a result of higher metal prices. Realized silver prices per ounce averaged $17.44 for Q1 2017 compared with $14.86 during Q1 2016. Net earnings in Q1 2017 were $20.0 million ($0.13 basic earnings per share), compared with $1.9 million ($0.01 basic earnings per share) in Q1 2016. The increase in net earnings largely reflects stronger mine operating earnings attributable to the increased revenue, partially offset by higher cost of sales expense largely due to higher negative net realizable value ("NRV") inventory cost adjustments.
Net cash generated from operating activities in Q1 2017 was $38.6 million, compared with $0.8 million generated in Q1 2016. Strong operating cash flow in the quarter facilitated Q1 2017 capital investments, income tax payments, and $3.8 million in dividend payments.

•	Strong liquidity and working capital position
The Company had cash and short-term investment balances of $205.4 million and working capital of $423.0 million as at March 31, 2017. At the end of Q1 2017 the Company's total debt outstanding was $43.8 million, and it also had $263.8 million undrawn and available under its revolving credit facility.

5

•	All-in Sustaining Costs per Silver Ounce Sold Lower than Forecast
Q1 2017 consolidated AISCSOS were $12.63, $0.49 lower than in Q1 2016 and within management’s 2017 annual forecast of $11.50 to $12.90. The quarter-over-quarter decrease in AISCSOS largely reflects increased by-product credits from higher by-product metal prices, decreased direct selling costs and sustaining capital expenditures, and increased volumes of silver sold in the quarter.
Q1 2017 OPERATING PERFORMANCE
The following table provides silver production and cash costs, net of by-product credits, at each of Pan American’s operations for the respective three months ended March 31, 2017 and 2016:

	Silver Production (ounces ‘000s)		Cash Costs(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2017	2016	2017	2016
La Colorada	1,631	1,371	3.01	6.34
Dolores	965	1,073	(1.67)	6.10
Alamo Dorado	347	560	21.29	11.85
Huaron	895	952	0.77	7.95
Morococha(2)	645	699	(3.18)	5.24
San Vicente(3)	935	1,087	12.47	11.84
Manantial Espejo	787	677	20.38	8.13
Consolidated Total (4)	6,204	6,421	6.18	8.03

(1)
Cash costs is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q1 2017 Financial Statements.

(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.

(4)	Totals may not add due to rounding.

Q1 2017 Silver Production
The chart below presents silver production by mine in Q1 2017:
Consolidated silver production of 6.20 million ounces in Q1 2017 was 0.22 million ounces lower than that produced in Q1 2016. The 3% quarter-over-quarter decrease was largely from the anticipated production decline at Alamo Dorado, as well as silver production decreases at Morococha, Dolores, Huaron and San Vicente, partially offset by increased production at La Colorada and Manantial Espejo. Each operation’s silver production and quarter-over-quarter variances are further discussed in the “Individual Mine Performance” section of this MD&A.
Q1 2017 Cash Costs
Consolidated cash costs per ounce of silver for Q1 2017 were $6.18, compared with $8.03 for Q1 2016 representing a reduction of $1.85 or 23%. The reduction was largely the result of increased by-product credits mainly from improved prices for all by-product metals. The benefit of increased by-product credits was partially offset by increased direct operating costs, most notably at Manantial Espejo where direct costs increased partially on account of inflation, along with the elimination of certain export incentive credits that reduced 2016 direct operating costs. Each operation’s cash costs and quarter-over-quarter variances are separately discussed in the “Individual Mine Performance” section of this MD&A.

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Q1 2017 By-Product Production
The following table provides the Company’s by-product production for Q1 2017 and Q1 2016:

	By-Product Production
	Three months ended March 31,
	2017	2016
Gold – koz	37.7	41.2
Zinc – kt	12.8	12.8
Lead – kt	5.3	4.8
Copper – kt	3.2	3.9
Gold production during Q1 2017 was 8% lower than in Q1 2016, the result of lower ore grades at Manantial Espejo and Alamo Dorado, partially offset by a 3.0 thousand ounce production increase at Dolores.
Zinc production in Q1 2017 was comparable to that produced in Q1 2016, with a higher ore grade and throughput driven production increase at La Colorada, offsetting a lower grade and throughput driven production decrease at San Vicente and lower grades at Morococha. Quarter-over-quarter lead production increased 10%, driven mainly by higher throughput and grades at La Colorada. Q1 2017 copper production was 18% lower than in Q1 2016, primarily the result of lower copper grades at Morococha. Each operation’s by-product production and quarter-over-quarter variances are separately discussed in the “Individual Mine Performance” section of this MD&A.
2017 Average Market Metal Prices
The following tables set out the average market price for each metal produced for Q1 2017 and Q1 2016:

	Average Market Metal Prices
	Three months ended March 31,
	2017	2016
Silver/ounce	$17.42	$14.85
Gold/ounce	$1,219	$1,183
Zinc/tonne	$2,780	$1,679
Lead/tonne	$2,278	$1,744
Copper/tonne	$5,831	$4,672

Q1 2017 AISCSOS
The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American’s operations for the three months ended March 31, 2017, as compared to the same period in 2016:

	Payable Silver Sold (ounces ‘000s)		AISCSOS(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2017	2016	2017	2016
La Colorada	1,685	1,150	5.74	9.16
Dolores	892	950	10.26	19.36
Alamo Dorado	300	686	16.84	9.60
Huaron	784	835	6.07	11.96
Morococha	577	674	3.72	7.08
San Vicente	887	749	14.84	15.02
Manantial Espejo	862	672	27.54	10.08
Consolidated Total (2)	5,986	5,716	12.63	13.12

(1)
AISCSOS is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2017 Financial Statements. G&A costs are included in the consolidated AISCSOS, but not allocated in calculating AISCSOS for each operation.

(2)	Totals may not add due to rounding.

Consolidated AISCSOS for the three months ended March 31, 2017 and 2016, were $12.63 and $13.12, respectively, representing a 4% reduction in Q1 2017 compared to Q1 2016.
The decrease largely reflects: increased by-product credits from higher by-product metal prices; decreased direct selling costs from improved contract terms relating to concentrate treatment and refining charges; decreased sustaining capital expenditures; and increased volumes of silver sold in the quarter that resulted from the timing of sales. These factors reducing AISCSOS were partially offset by increased production costs primarily attributable to NRV inventory cost adjustments and higher operating costs at Manantial Espejo, and an increase in quarter-over-quarter exploration expenses.
Individual Mine Performance
An analysis of each operation for Q1 2017, as compared to the operating performance for Q1 2016 follows. The Project Capital amounts invested in Q1 2017 are further discussed in the Project Development Update section of this MD&A.

9

La Colorada mine

	Three months ended March 31,
	2017	2016
Tonnes milled - kt	152.4	123.6
Average silver grade – grams per tonne	366	381
Average zinc grade - %	2.78	2.65
Average lead grade - %	1.50	1.41
Average silver recovery - %	90.8	90.7
Average zinc recovery - %	83.6	81.7
Average lead recovery - %	87.0	87.6
Production:
Silver – koz	1,631	1,371
Gold – koz	0.87	0.68
Zinc – kt	3.54	2.67
Lead – kt	1.98	1.52

Cash cost per ounce net of by-products(1)	$3.01	$6.34

AISCSOS(2)	$5.74	$9.16

Payable silver sold - koz	1,685	1,150

Sustaining capital - (’000s)(3)	$3,035	$3,655

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2017 Financial Statements.

(3)
Sustaining capital expenditures excludes $2.6 million of investing activity cash outflow for Q1 2017 (Q1 2016 $15.8 million) related to investment capital incurred on the La Colorada expansion project as disclosed in the “Project Development Update” section of this MD&A.

The La Colorada mine produced 19% more silver in Q1 2017 compared with Q1 2016 due to a 23% increase in throughput rates partially offset by a 4% decline in silver grades. The improved throughput reflects the benefits of the expansion project, which was largely completed in Q4 2016. During Q1 2017, the mine produced 3.5 thousand tonnes of zinc and 2.0 thousand tonnes of lead, 33% and 30% more than in Q1 2016, respectively. The improved base metal production was the result of the increased throughput, as well as improved grades in part due to the processing of additional sulphide ore.
Q1 2017 cash costs of $3.01 per ounce of silver were $3.33 lower than the $6.34 per ounce in Q1 2016. The 53% decrease was primarily the result of improved by-product credits, due to increases in both quantity and price.
Q1 2017 AISCSOS of $5.74 decreased 37% from AISCSOS of $9.16 in Q1 2016. The decrease was the result of improved production rates as the mine ramped up production following the completion of the new shaft and sulphide plant in 2016, as well as the increased base metal prices discussed previously in this section.
Sustaining capital cash outflows totaled $3.0 million in Q1 2017, a reduction from $3.7 million in outflows in Q1 2016. Sustaining capital in Q1 2017 related primarily to a tailings facility expansion and exploration; it excludes $2.6 million spent on the La Colorada expansion project during the quarter (Q1 2016 - $15.8 million), which is further described in the Project Development Update section of this MD&A.

Dolores mine

	Three months ended March 31,
	2017	2016
Tonnes placed - kt	1,567.2	1,539.3
Average silver grade – grams per tonne	42	38
Average gold grade – grams per tonne	0.60	0.64
Average silver produced to placed ratio - %	45.9	57.0
Average gold produced to placed ratio - %	80.6	67.9
Production:
Silver – koz	965	1,073
Gold – koz	24.39	21.44

Cash cost per ounce net of by-products(1)	$(1.67)	$6.10

AISCSOS(2)	$10.26	$19.36

Payable silver sold - koz	892	950

Sustaining capital - (’000s)(3)	$5,505	$14,421

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2017 Financial Statements.

(3)
Sustaining capital expenditures exclude $14.1 million of investing activity cash outflow for Q1 2017(Q1 2016: $7.8 million) related to investment capital incurred on Dolores expansion projects, as disclosed in the “Project Development Update” section of this MD&A.

In Q1 2017, Dolores produced 0.96 million ounces of silver, which is 10% lower than the 1.07 million ounces produced in Q1 2016. The decline was the result of the silver extraction kinetics associated with the heap leach operation, with the silver produced to placed ratio declining by 19%, partially offset by higher grades stacked relative to Q1 2016. Gold production of 24.4 thousand ounces in Q1 2017 was 14% higher than the 21.4 thousand ounces produced in Q1 2016, and was primarily the result of extraction kinetics, which more than offset the 6% decline in gold grades stacked.
Q1 2017 cash costs were negative $1.67 per ounce of silver, a $7.77 per ounce decrease relative to Q1 2016. The significant decrease in cash costs was mainly due to: higher gold production and gold prices; lower direct operating costs largely driven by lower power costs with the new powerline; and timing of maintenance work; all partially offset by lower payable silver production.
Q1 2017 AISCSOS of $10.26 decreased $9.10 from $19.36 in Q1 2016. The decrease was primarily the result of: an $8.9 million decrease in sustaining capital expenditures; an $8.2 million increase in by-product credit on account of higher gold production and prices; and lower direct operating costs; all partially offset by a $9.9 million increase due to NRV inventory adjustments.
Sustaining capital expenditures of $5.5 million in Q1 2017 were significantly lower than the $14.4 million in Q1 2016. The decrease was primarily the result of lower investments in leach pad expansions. Q1 2017 capital expenditures primarily consisted of open pit pre-stripping, leach pad expansion, and new mobile mining equipment. Q1 2017 sustaining capital excludes $14.1 million of cash outflows relating to Dolores expansion projects in the quarter (Q1 2016 - $7.8 million), which is further discussed in the Project Development Update section of this MD&A.

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Alamo Dorado mine

	Three months ended March 31,
	2017	2016
Tonnes milled - kt	432.7	464.6
Average silver grade – grams per tonne	42	51
Average gold grade – grams per tonne	0.17	0.24
Average silver recovery - %	67.1	74.2
Production:
Silver – koz	347	560
Gold – koz	1.33	3.28
Copper – tonnes	4	20

Cash cost per ounce net of by-products(1)	$21.29	$11.85

AISCSOS(2)	$16.84	$9.60

Payable silver sold - koz	300	686

Sustaining capital - (’000s)	$—	$—

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2017 Financial Statements.

As expected with the completion of stockpile processing at Alamo Dorado, Q1 2017 silver production decreased 38% from Q1 2016 to 0.35 million ounces. This was primarily the result of lower silver grades from processing lower grade stockpiles, and lower mill recoveries from the lower grade ore processed. Similarly, gold production decreased by 59% from Q1 2016.
Q1 2017 cash costs were $21.29 per ounce of silver, a $9.44 per ounce increase from Q1 2016. The majority of the increase reflects a decline in payable silver and gold production due to lower grades.
Q1 2017 AISCSOS of $16.84 were $7.24 higher than Q1 2016 AISCSOS of $9.60. The increase was largely attributable to processing lower grade stockpiled material, which resulted in a 56% decrease in the volume of silver ounces sold, and lower by-product credits driven by a 74% decrease in the quantity of gold sold.
No sustaining capital expenditures were incurred at Alamo Dorado during Q1 2017 or Q1 2016 as mining activities are completed and the reclamation phase of the mine has commenced.

Huaron mine

	Three months ended March 31,
	2017	2016
Tonnes milled - kt	227.5	226.3
Average silver grade – grams per tonne	145	160
Average zinc grade - %	2.83	2.83
Average lead grade - %	1.36	1.41
Average copper grade - %	0.87	0.98
Average silver recovery - %	85.2	83.3
Average zinc recovery - %	76.2	72.2
Average lead recovery - %	78.8	76.1
Average copper recovery - %	78.1	77.1
Production:
Silver – koz	895	952
Gold – koz	0.25	0.19
Zinc – kt	4.85	4.57
Lead – kt	2.40	2.40
Copper – kt	1.54	1.68

Cash cost per ounce net of by-products(1)	$0.77	$7.95

AISCSOS(2)	$6.07	$11.96

Payable silver sold – koz	784	835

Sustaining capital - (’000s)	$3,105	$2,138

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2017 Financial Statements.

In Q1 2017, Huaron silver production was 6% lower than Q1 2016, the result of 9% lower grades, partially offset by higher mill recoveries. Relative to Q1 2016, zinc production increased 6%, lead production was comparable, and copper production decreased 8% in Q1 2017 due to mine sequencing. Mill recoveries have improved for all metals because of additional investments made to upgrade the flotation circuit over the last year.
Q1 2017 cash costs of $0.77 per ounce declined 90% relative to Q1 2016. The decrease in cash costs was the result of significantly higher by-product credits due to higher prices for all three base metals and higher zinc production, which more than offset the decreased copper production, partially offset by direct cost increases.
Q1 2017 AISCSOS of $6.07 were 49% lower than the $11.96 for Q1 2016. The decrease was primarily attributable to significantly higher by-product credits, due to improved base metal prices and higher quantities of lead and zinc sold, and improved concentrate refining terms.
Sustaining capital expenditures during Q1 2017 totaled $3.1 million, an increase from the $2.1 million spent in Q1 2016. Sustaining capital investments in each quarter related primarily to equipment replacements and refurbishments, plant and infrastructure upgrades as well as exploration drilling.

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Morococha mine(1)

	Three months ended March 31,
	2017	2016
Tonnes milled – kt	163.8	168.0
Average silver grade – grams per tonne	139	150
Average zinc grade - %	2.84	3.31
Average lead grade - %	0.79	0.73
Average copper grade - %	1.19	1.56
Average silver recovery - %	88.2	87.1
Average zinc recovery - %	80.1	70.3
Average lead recovery - %	66.7	58.2
Average copper recovery - %	82.6	84.0
Production:
Silver – koz	645	699
Gold – koz	0.60	0.71
Zinc – kt	3.68	3.89
Lead – kt	0.85	0.70
Copper – kt	1.59	2.15

Cash cost per ounce net of by-products (2)	$(3.18)	$5.24

AISCSOS(3)	$3.72	$7.08

Payable silver sold (100%) - koz	577	674

Sustaining capital (100%) - (’000s)	$2,271	$1,321

(1)	Production figures are for Pan American’s 92.3% share only, unless otherwise noted.

(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.

(3)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2017 Financial Statements.

In Q1 2017, silver production at Morococha was 8% lower than in the comparable quarter of 2016. The decreased silver production was the result of a 7% decrease in silver head grades and a 3% decrease in throughput. As a result of mine sequencing, Q1 2017 zinc and copper production was down by 5% and 26%, respectively, while lead production increased by 21%, relative to Q1 2016.
Cash costs of negative $3.18 per ounce in Q1 2017 were 161% lower than Q1 2016 cash costs of $5.24 per ounce. The reduction in cash costs was primarily the result of a 24% increase in by-product credits, driven by improved base metal prices and higher lead production, partially offset by the lower zinc and copper production and higher direct operating costs.
Q1 2017 AISCSOS of $3.72 were 47% lower than Q1 2016 AISCSOS of $7.08. The quarter-over-quarter reduction was attributable to improved concentrate refining terms, which more than offset higher sustaining capital expenditures.
Sustaining capital expenditures during Q1 2017 totaled $2.3 million, an increase from the $1.3 million in Q1 2016. The increase is primarily related to exploration, plant upgrades, mine infrastructure and mine equipment purchases and refurbishments, offset by lower expenditures in mine deepening activities.

San Vicente mine (1)

	Three months ended March 31,
	2017	2016
Tonnes milled – kt	70.7	83.0
Average silver grade – grams per tonne	455	448
Average zinc grade - %	1.83	2.63
Average lead grade - %	0.31	0.35
Average silver recovery - %	92.4	92.1
Average zinc recovery - %	56.0	76.4
Average lead recovery - %	84.8	81.0
Production:
Silver – koz	935	1,087
Gold – koz	0.12	—
Zinc – kt	0.73	1.67
Lead – kt	0.11	0.22
Copper – kt	0.08	—

Cash cost per ounce net of by-products (2)	$12.47	$11.84

AISCSOS(3)	$14.84	$15.02

Payable silver sold (100%) - koz	887	749

Sustaining capital (100%) - (’000s)	$1,566	$460

(1)	Production figures are for Pan American’s 95.0% share only, unless otherwise noted.

(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(3)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2017 Financial Statements.

In Q1 2017, silver production decreased 14% relative to Q1 2016 as a result of a 15% reduction in throughput. The decline in throughput was the result of several shutdowns to address safety awareness and to repair a faulty mill bearing. Base metal production also declined due to the plant shutdown and lower grades, with zinc and lead production decreasing by 56% and 50%, respectively. The decline in zinc production was exacerbated by a 30% decrease in grades due to mine sequencing and a 27% decrease in mill recoveries because of lower head grade. The decrease in lead production was the result of the aforementioned decrease in mill throughput, as well as a change in the marketing of the silver-rich concentrate, with a focus on higher paying copper concentrates rather than lead.
The Q1 2017 cash costs of $12.47 per ounce were 5% higher than the Q1 2016 cash costs of $11.84 per ounce. The increase in cash costs was primarily the result of higher royalties resulting from the increased metal prices.
Q1 2017 AISCSOS of $14.84 was comparable to Q1 2016 AISCSOS of $15.02. This was the result of 18% higher silver sales volumes offset by a $1.1 million increase in sustaining capital, as well as increased royalties relating to the timing of royalty recognition.
Q1 2017 sustaining capital expenditures totaled $1.6 million, an increase from the $0.5 million in Q1 2016. The quarter-over-quarter increase related to exploration, mine equipment purchases and refurbishments, mine infrastructure, plant upgrades, and initial work on a tailings dam raise.

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Manantial Espejo mine

	Three months ended March 31,
	2017	2016
Tonnes milled - kt	188.4	181.0
Average silver grade – grams per tonne	142	123
Average gold grade – grams per tonne	1.76	2.69
Average silver recovery - %	92.1	92.2
Average gold recovery - %	93.5	94.4
Production:
Silver – koz	787	676
Gold – koz	10.13	14.89

Cash cost per ounce net of by-products (1)	$20.38	$8.13

AISCSOS(2)	$27.54	$10.08

Payable silver sold - koz	862	672

Sustaining capital - (’000s)	$1,098	$945

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2017 Financial Statements.

In Q1 2017, Manantial Espejo silver production increased 16% from Q1 2016. The increase was primarily the result of mine sequencing, which resulted in 15% higher silver grades, but 35% lower gold grades resulting in 32% lower gold production than in the comparable period of 2016.
Q1 2017 cash costs of $20.38 per ounce increased 151% from the $8.13 per ounce in Q1 2016. The main factors driving the significant increase was a 39% decrease in by-product credits per ounce as a result of decreased gold production due to lower grades from sequencing in the Concepcion open-pit, as well as a 6% increase in direct unit operating costs per ounce, due to inflation and the elimination of the Patagonian Port credit incentive in Q4 2016.
Q1 2017 AISCSOS of $27.54 were $17.46 higher than Q1 2016 AISCSOS of $10.08. The increase was driven by the following: higher direct operating costs attributable to inflation and open pit stripping activities; increased negative NRV inventory adjustments; and a decline in gold quantities sold, primarily due to lower gold grades. These factors were partially offset by a 28% increase in silver ounces sold.
In Q1 2017, sustaining capital expenditures totaled $1.1 million, comparable with the $0.9 million in Q1 2016. The Q1 2017 sustaining capital expenditures consisted primarily of exploration drilling and mine equipment purchases.

2017 OPERATING OUTLOOK
Production
Q1 2017 consolidated silver production of 6.20 million ounces was in line with the production rate required to achieve management’s full year forecast range of 24.5 to 26.0 million silver ounces. With the expected silver production for the remainder of the year, management reaffirms the 2017 annual silver production forecast, as indicated in the 2016 annual MD&A dated March 22, 2017.
Q1 2017 gold production of 37.7 thousand ounces was slightly lower than the quarterly production rate required to achieve the low-end of management’s 2017 annual forecast range of 155.0 to 165.0 thousand ounces; however, management reaffirms the 2017 annual gold production forecast given anticipated production for the remainder of the year at both Dolores and Manantial Espejo.
Q1 2017 zinc, lead, and copper production of 12.8 thousand tonnes, 5.3 thousand tonnes and 3.2 thousand tonnes, respectively, were within management's expectations based on current mine plans. As such, management reaffirms the 2017 annual zinc, lead and copper production forecasts of 56.5 to 58.5 thousand tonnes, 19.0 to 20.0 thousand tonnes, and 8.8 to 9.3 thousand tonnes, respectively.
Cash Costs and AISCSOS
The following tables summarize the Q1 2017 cash costs and AISCSOS achieved for each operation compared to the 2017 annual amounts forecasted in the 2016 MD&A. For the purposes of these comparisons, the check marks have the following meanings:

✓✓	Actual results were better than 2017 annual guidance range
✓	Actual results met 2017 annual guidance range
✗	Actual results fell short of 2017 annual guidance range

	2017 Cash Costs(1) ($ per ounce)			2017 AISCSOS(2) ($ per ounce)
	Forecast (3)	Q1 2017		Forecast (3)	Q1 2017
La Colorada	3.35 – 3.95	3.01	✓✓	5.00 – 5.90	5.74	✓
Dolores	1.25 – 2.25	(1.67)	✓✓	11.00 – 12.50	10.26	✓✓
Alamo Dorado	18.00 – 20.00	21.29	✗	18.40 – 19.40	16.84	✓✓
Huaron	5.95 – 6.95	0.77	✓✓	9.25 – 10.50	6.07	✓✓
Morococha	3.15 – 4.15	(3.18)	✓✓	8.25 – 9.75	3.72	✓✓
San Vicente	10.90 – 11.90	12.47	✗	13.80 – 14.80	14.84	✗
Manantial Espejo	15.35 – 16.25	20.38	✗	16.90 – 18.10	27.54	✗
Consolidated Total	6.45 – 7.45	6.18	✓✓	11.50 – 12.90	12.63	✓

(1)
Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q1 2017 Financial Statements.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2017 Financial Statements.

(3)	Forecast amount per 2016 annual MD&A dated March 22, 2017.
Q1 2017 consolidated cash costs of $6.18 were $0.27 per ounce, or 4%, less than the low end of management’s 2017 annual forecast range of $6.45 to $7.45. Based on this performance, and the expected results for the remainder of 2017, which are largely influenced by commodity prices and currency exchange rate assumptions, management reaffirms the annual 2017 cash cost guidance.

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Q1 2017 consolidated AISCSOS of $12.63 were within management’s 2017 annual forecast of $11.50 to $12.90. Based on the Q1 2017 AISCSOS results, and the expected results for the remainder of 2017, management reaffirms the annual 2017 AISCSOS guidance.
Capital Expenditures
Total sustaining and project capital investment for Q1 2017 were as follows:

2017 Capital Investment	Original Forecast(1)	Actual (2)
(in millions of USD)		Three months ended March 31, 2017
La Colorada	10.5 – 11.5	2.2
Dolores	39.0 – 40.0	8.4
Alamo Dorado	—	—
Huaron	8.0 – 9.0	2.6
Morococha	9.0 – 10.0	2.3
San Vicente	12.0 – 13.0	1.6
Manantial Espejo	3.5 – 4.5	1.1
Sustaining Capital total(2)	82.0 - 88.0	18.2
La Colorada project capital	6.5 – 7.5	1.8
Dolores project capital	51.5 – 54.5	13.1
Project Capital Total	58.0 - 62.0	14.9
Consolidated Total	140.0 – 150.0	33.1

(1)	Annual guidance as provided in 2016 annual MD&A dated March 22, 2017.

(2)
The sustaining capital amounts capitalized in Q1 2017 were $1.6 million more than the $16.6 million of Q1 2017 sustaining capital cash outflows, which are included in the Q1 2017 AISCSOS calculation, shown in the “Alternative Performance (non-GAAP) Measures” section of this MD&A, and are different from the sustaining capital amounts in the tables included in the "Individual Mine Performance" section of this MD&A. These differences are due to the timing difference between the cash payment of capital investments compared to the period in which investments are capitalized.

Total sustaining capital investment for Q1 2017 was $18.2 million, while project capital investment totaled $14.9 million. Management continues to expect sustaining capital for the full year of 2017 to be between $82.0 and $88.0 million and project capital to be between $58.0 and $62.0 million.

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Q1 2017 PROJECT DEVELOPMENT UPDATE
The following table reflects the amounts spent at each of Pan American’s major projects in Q1 2017 as compared to Q1 2016.

Project Development Investment	Three months ended March 31,
(thousands of USD)
	2017	2016
Dolores Projects (1)	13,117	9,744
La Colorada Expansion (2)	1,763	12,747
Total	14,880	22,491

(1)	Amounts capitalized for the project during the quarter were $1.0 million less than the project cash outflows as a result of changes in accounts payable balances (Q1 2016: $1.9 million less)

(2)	Amounts capitalized for the projects during the quarter were $0.8 million less than the project cash outflows as a result of changes in accounts payable balances (Q1 2016: $3.1 million more)

Dolores Projects
During Q1 2017, the Company invested $13.1 million on the Dolores expansion projects, with efforts directed at:

•
Advancing construction of the new pulp agglomeration plant, which involved process equipment installation, structural steel erection, and piping, electrical and instrumentation installation. Overall plant construction was approximately 80% complete at the end of Q1 2017.

•
Development of the Dolores underground mine continued, with a total of 1,085 meters of drifting completed during Q1 2017. Diamond drilling of the ore zone continued from the footwall drift paralleling the vein structure. In addition, expansion of the mine ventilation and electrical systems continued.

Overall, the Dolores expansion project is on schedule for an anticipated commissioning of the pulp agglomeration plant by mid-2017 and underground operations commencing preliminary production activities by the end of 2017. By the end of 2017, this project is expected to increase silver and gold production through a combination of greater throughput and higher recoveries.
La Colorada Expansion Project
During Q1 2017, the Company invested $1.8 million in the final stages of the La Colorada expansion project, with efforts primarily relating to underground mine development and advancing the construction of the new 115kV powerline. The underground development is advancing on plan to achieve ore mining rates of 1,800 tonnes per day by the end of the year. The new powerline is expected to be energized in Q2 2017.

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OVERVIEW OF Q1 2017 FINANCIAL RESULTS

•	Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past nine quarters as well as selected annual results for the past two years, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters and years presented below are volatility of metal prices realized, and the timing of the sales of production which varies with the timing of shipments. The fourth quarter of 2015 included impairment charges to Morococha, Dolores, and Alamo Dorado, while the third quarter of 2015 included impairment charges to Manantial Espejo.

2017	Quarter Ended
(In thousands of USD, other than per share amounts)	March 31
Revenue	$198,687
Mine operating earnings	$32,875
Earnings for the period attributable to equity holders	$19,371
Basic earnings per share	$0.13
Diluted earnings per share	$0.13
Cash flow from operating activities	$38,569
Cash dividends paid per share	$0.025
Other financial information
Total assets	$1,901,269
Total long-term financial liabilities(1)	$123,918
Total attributable shareholders’ equity	$1,422,940

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

2016	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$158,275	$192,258	$233,646	$190,596	$774,775
Mine operating earnings	$16,698	$44,730	$88,495	$48,956	$198,879
Earnings for the period attributable to equity holders	$1,738	$33,804	$42,766	$21,777	$100,085
Basic earnings per share	$0.01	$0.22	$0.28	$0.14	$0.66
Diluted earnings per share	$0.01	$0.22	$0.28	$0.14	$0.66
Cash flow from operating activities	$771	$66,019	$102,346	$45,668	$214,804
Cash dividends paid per share	$0.0125	$0.0125	$0.0125	$0.0125	$0.0500
Other financial information
Total assets					$1,898,141
Total long-term financial liabilities(1)					$118,594
Total attributable shareholders’ equity					$1,396,298

2015	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$178,125	$174,189	$159,414	$162,960	$674,688
Mine operating earnings (loss)	$2,630	$(952)	$(25,996)	$(7,771)	$(32,089)
Loss for the period attributable to equity holders	$(19,371)	$(7,322)	$(67,048)	$(132,909)	$(226,650)
Basic loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Diluted loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Cash flow from operating activities (1)	$11,848	$20,577	$32,866	$23,401	$88,692
Cash dividends paid per share	$0.125	$0.05	$0.05	$0.05	$0.275
Other financial information
Total assets					$1,715,037
Total long-term financial liabilities(1)					$114,354
Total attributable shareholders’ equity					$1,297,222

•	Income Statement: Q1 2017 vs. Q1 2016
Net earnings of $20.0 million were recorded in Q1 2017 compared to $1.9 million in Q1 2016, which corresponds to basic earnings per share of $0.13 and $0.01, respectively.
The following table highlights the key items driving the difference between the net earnings in Q1 2017 as compared to the net earnings recorded in Q1 2016:

Net earnings, three months ended March 31, 2016 (in thousands of USD)		$1,875
Increased revenue:
Increased realized metal prices	$35,441
Lower quantities of metal sold	(120)
Decreased direct selling costs	4,856
Decreased negative settlement adjustments	235
Total increase in revenue		$40,412
Decreased cost of sales:
Higher production costs and increased royalty charges	$(24,253)
Lower depreciation and amortization	18
Total increase in cost of sales		$(24,235)
Increased net gain on asset sales, commodity contracts and derivatives		1,790
Increased foreign exchange gain		4,281
Increased investment income, net of other expense		1,656
Increased dilution gain, net of share of loss from associate		771
Increased income tax expense		(3,741)
Increased exploration and project development expense		(2,242)
Increased interest and finance expense		(592)
Increased general and administrative expense		(25)
Net earnings, three months ended March 31, 2017		$19,950

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Revenue for Q1 2017 was $198.7 million, a $40.4 million increase from the $158.3 million of revenue recognized in Q1 2016. The major factors behind the revenue increase were a $35.4 million price variance from higher metal prices realized for all metals sold, and a $4.9 million decrease in direct selling costs primarily from favorable changes in contract terms relating to concentrate treatment and refining charges.
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices		Quantities of Metal Sold
	Three months ended March 31,		Three months ended March 31,
	2017	2016	2017	2016
Silver(1) – koz	$17.44	$14.86	5,986	5,716
Gold(1) – koz	$1,219	$1,177	39.0	39.3
Zinc(1) – kt	$2,846	$1,686	10.6	10.7
Lead(1) – kt	$2,312	$1,754	5.4	4.1
Copper(1) – kt	$5,827	$4,665	2.7	3.9

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
Increased quarter-over-quarter realized silver and zinc prices of 17% and 69%, respectively, had the most significant impact on increased revenues. Gold, lead, and copper realized prices increased 4%, 32%, and 25%, respectively. The quantities of metal sold in Q1 2017 were comparable to those in Q1 2016.
Mine operating earnings of $32.9 million in Q1 2017 were $16.2 million higher than the $16.7 million recorded in Q1 2016.
The increase was the result of the previously discussed $40.4 million increase in revenue, partially offset by a net $24.2 million increase in cost of sales. The costs of sales increase was primarily the result of increased production and royalty costs.
Q1 2017 production costs of $129.2 million were $23.4 million higher than in Q1 2016, primarily due to a $14.6 million quarter-over-quarter increase in cost additive NRV inventory adjustments. Other factors driving the increased costs included: higher production costs at La Colorada, from increased production and sales volumes; and increased costs at Manatial Espejo, driven by inflation and increased sales volumes; partially offset by decreased costs at Alamo Dorado from lower production and sales volumes.
Depreciation and amortization expense of $29.4 million in Q1 2017 was comparable to depreciation and amortization expense in Q1 2016. Royalty costs in Q1 2016 were $7.2 million, $0.8 million higher than in Q1 2016, because of the previously noted quarter-over-quarter increases in metal prices.
Exploration and project development expenses were $3.5 million in Q1 2017 compared to the $1.3 million incurred in Q1 2016. The expenses recorded in each quarter primarily related to exploration and project development activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project, where approximately $1.3 million was spent in Q1 2017 compared to approximately $0.03 million in Q1 2016.
G&A expense was $5.8 million in Q1 2017 compared to $5.7 million in Q1 2016. Share-based compensation was $0.7 million in Q1 2016 compared to $0.7 million in Q1 2017.
Foreign exchange (“FX”) gains in Q1 2017 were $2.5 million compared to FX losses of $1.8 million incurred in Q1 2016. Gains in Q1 2017 resulted primarily from the approximately 10% appreciation of the Mexican Peso ("MXN") during the quarter on MXN denominated monetary assets. Q1 2016 FX losses were mainly the result of the devaluation of the Argentine peso (“ARS”) against ARS denominated assets.
Share of loss from associate and dilution gain for Q1 2017 was $0.8 million, compared to $nil in Q1 2016, and related largely to the Company's investment in Maverix Metals Inc. ("Maverix") which is accounted for using the equity method whereby the Company records its portion of Maverix's income or loss based on Pan American's fully diluted ownership interest. During Q1 2017, a $0.6 million loss was recognized for the Company's portion of Maverix's estimated losses. Further, in Q1 2017 as a result of Maverix issuing common shares to acquire certain royalties assets, Pan American's ownership was diluted to approximately 37% of the total number of the issued and outstanding common shares of Maverix (approximately 41% on a fully-diluted basis). The net result of the transaction was the recognition of a $1.4 million dilution gain in Q1 2017, representing the difference between the fair value of Pan American's portion of the assets acquired by Maverix, and the interest in Maverix lost from dilution.
Interest and finance expense for Q1 2017 was $2.4 million compared to $1.8 million in Q1 2016, and consisted of accretion of the Company’s closure liabilities and interest expense associated with the revolving credit facility, short-term loans and leases.
Income tax expense in Q1 2017 increased to $7.8 million compared to $4.1 million in Q1 2016, primarily due to the increase in net earnings, and the effects of various temporary and permanent differences. These factors resulted in an effective tax rate that varied from the comparable period, as shown in the following table:

Three months ended March 31, (In thousands of USD, except as noted)	2017	2016
Earnings before taxes and non-controlling interest	$27,791	$5,975
Statutory Canadian income tax rate	26.00%	26.00%
Income tax expense based on above rates	$7,226	$1,554
Increase (decrease) due to:
Non-deductible expenditures	1,176	1,495
Foreign tax rate differences	(1,764)	(524)
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	577	205
- Other deferred tax assets	446	3,244
Non-taxable portion of net earnings of affiliates	(1,188)	(1,229)
Tax on sale of royalty	1,400	—
Effect of other taxes paid (mining and withholding)	4,691	1,157
Effect of foreign exchange on tax expense	(8,376)	(201)
Non-taxable impact of foreign exchange	2,945	(2,013)
Other	708	412
Income tax expense	$7,841	$4,100
Effective income tax rate	28.21%	68.62%

•	Statement of Cash Flows: Q1 2017 vs. Q1 2016
Cash flow from operations in Q1 2017 totaled $38.6 million, $37.8 million more than the $0.8 million generated in Q1 2016. The increase was largely the result of: higher cash mine operating earnings, driven mostly by the $40.4 million increase in revenues, partially offset by an approximately $8.8 million increase in cash production costs; and a $25.4 million increase in cash from non-cash operating working capital account changes. An $18.0 million increase in income tax payments partially offset the factors increasing operating cash flow in Q1 2017.
Investing activities utilized $32.9 million in Q1 2017, inclusive of $14.9 million generated on the net sale of short-term investments. The balance of Q1 2017 investing activities consisted primarily of spending $31.9 million on mineral property, plant and equipment at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A, and $12.7 million used for the acquisition of the Joaquin project, located in the Santa Cruz province of southern Argentina. In Q1 2016, investing activities utilized $10.3 million inclusive of $36.0 million generated on the net sale of short-term investments, and $44.9 million spent on mineral property, plant and equipment additions at the Company’s various operations and projects.
Financing activities in Q1 2017 used $2.9 million compared to $3.7 million in Q1 2016. Cash used in Q1 2017 consisted of $3.8 million paid as dividends to shareholders, $2.1 million in proceeds on share issuances from the exercises of

23

stock options, and $0.9 million of lease repayments. In Q1 2016, $1.9 million of dividends were paid, $1.2 million was used for short-term debt repayment (net of proceeds), and $0.7 million of lease payments were made.

•	Q1 2017 and Q1 2016 Adjusted Earnings
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings” and “basic adjusted earnings per share”, and a reconciliation of these annual and fourth quarter measures to the 2016 Financial Statements.
Adjusted Earnings in Q1 2017 was $9.0 million, representing a basic adjusted earnings per share of $0.06, which was $5.8 million, or $0.04 per share, higher than Q1 2016 adjusted income of $3.3 million, and basic earnings per share of $0.02, respectively.
The following chart illustrates the key factors leading to the change in adjusted earnings from the Q1 2016 to Q1 2017:

LIQUIDITY POSITION
The Company’s cash and cash equivalents balance at March 31, 2017 was $183.6 million, which was an increase of $2.7 million from the balance at December 31, 2016. The Company’s short-term investments balance at March 31, 2017, was $21.8 million, which was a decrease of $14.9 million from the balance at December 31, 2016. The $12.2 million draw on the Company's liquidity in Q1 2017 was necessary to supplement operating cash flows of $38.6 million to fund $31.9 million of mineral properties, plant and equipment investments, $12.7 million to acquire the Joaquin property, $3.8 million in dividend payments, and $0.9 million of lease repayments.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital at March 31, 2017, was $423.0 million, a decrease of $5.6 million from December 31, 2016 working capital of $428.6 million. The decrease in working capital was mainly attributable to a $14.7 million decrease in accounts payable and accrued liabilities, a $6.1 million decrease in current taxes payable, net of current taxes receivable, partially offset by the previously discussed $12.2 million decrease in cash and short-term investments and a $16.8 million decrease in other current assets.
On April 15, 2015, the Company entered into a $300.0 million secured revolving credit facility with a 4-year term (the “Credit Facility”) and upfront costs of $3.0 million. On May 31, 2016, the Company amended its Credit Facility by extending the term by one year, with additional upfront costs of $0.4 million. As part of the amendment, the financial covenants were amended to require the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net earnings for each subsequent fiscal quarter. In addition, the financial covenants continue to include the requirement for the Company to maintain a leverage ratio less than or equal to 3.5:1 and an interest coverage ratio more than or equal to 3.0:1. As of March 31, 2017, the Company was in compliance with all covenants required by the Credit Facility.
The terms of the Credit Facility provide the Company with the flexibility of various borrowing and letter of credit options. With respect to loans drawn based on the average annual rate of interest at which major banks in the London interbank market are offering deposits in US dollars ("LIBOR"), the interest margin on such loan is between 2.125% and 3.125% over LIBOR, depending on the Company's leverage ratio at the time of a specified reporting period. On December 29, 2015, the Company made a $36.2 million drawdown on the Credit Facility by way of LIBOR loan at an annual rate of 2.55%. As of March 31, 2017, and at the date of this MD&A, $36.2 million remained drawn on the Credit Facility through LIBOR loans with an average annual rate of 2.55%.
The Company’s financial position at March 31, 2017, and the operating cash flows that are expected over the next twelve months lead management to believe that the Company’s liquid assets are sufficient to satisfy our 2017 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.
CAPITAL RESOURCES
Total attributable shareholders’ equity at March 31, 2017, was $1,422.9 million, an increase of $26.6 million from December 31, 2016, primarily because of the $19.4 million net earnings attributable to shareholders for Q1 2017, together with $8.7 million of equity value issued for the acquisition of mineral interests, offset by $3.8 million in dividends paid. As of March 31, 2017, the Company had approximately 153.1 million common shares outstanding for a share capital balance of $2,315.6 million (December 31, 2016, 152.3 million and $2,304.0 million, respectively). The basic weighted average number of common shares outstanding were 152.8 million and 152.0 million for the quarters ended March 31, 2017, and 2016, respectively.

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As at March 31, 2017, the Company had approximately 1.04 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $40.22 and a weighted average life of 44 months. Approximately 0.8 million of the stock options were vested and exercisable at March 31, 2017, with an average weighted exercise price of CAD $20.14 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at May 9, 2017
Common shares	153,113,664
Options	1,036,294
Total	154,149,958
FINANCIAL INSTRUMENTS
A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short-term investments of $6.6 million in CAD, $12.6 million in MXN, $4.3 million in PEN, $4.3 million in ARS, and $3.1 million in Bolivian bolivianos "BOB" at March 31, 2017. Risks relating to FX rates are discussed in the “Risks and Uncertainties” section of this MD&A.
At March 31, 2017, the Company had outstanding collars made up of put and call contracts on its foreign currency exposure of MXN purchases with a nominal value of $57.0 million and settlement dates between April 2017 and December 2017. The positions have a weighted average floor of $19.44 and an average cap of $23.40. The Company recorded gains of $3.1 million and $0.2 million on the MXN forward contracts for Q1 2017 and Q1 2016, respectively.
From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. Risks relating to metal prices and hedging activities undertaken in relation to metal prices are discussed in the “Risks and Uncertainties” section of this MD&A.
At March 31, 2017, the Company had outstanding collars made up of put and call contracts on its zinc exposure, for 10,200 tonnes with settlement dates between April 2017 and December 2017. The outstanding contracts have a weighted average floor and cap of $2,274 and $3,513, respectively. The Company recorded losses of $1.1 million and $0.1 million on zinc positions during Q1 2017 and Q1 2016, respectively.
At March 31, 2017, the Company had no outstanding contracts covering its lead exposure, with the final contract expiring on February 2017. The Company recorded a loss of $0.1 million and a gain of $0.2 million on lead positions during Q1 2017 and Q1 2016, respectively.
During 2015 the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices that had a total initial notional value of $25.5 million (the “Diesel Swaps”). All of the Diesel Swaps were settled by December 31, 2016.   A total of $9.2 million of the notional amounts of the Diesel Swaps remained outstanding as of March 31, 2016. The Company recorded losses of $0.3 million on the Diesel Swaps during the three months ended March 31, 2016, with no such losses recorded in 2017.
Other than the contracts described above, there were no other gains or losses on any commodity or foreign currency contracts in either the three months ended March 31, 2017 and 2016.
Derivative financial assets and liabilities are measured at fair value. Cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The classification of financial instruments and the significant assumptions made in determining the fair value of financial instruments are described in Note 4 of the Q1 2017 Financial Statements.
CLOSURE AND DECOMMISSIONING COST PROVISION
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of March 31, 2017 was $121.2 million (December 31, 2016 - $122.1 million) which has been inflated using inflation rates of between 1% and 23% (2016 - between 1% and 23%). The inflated and discounted provision on the statement of financial position as at March 31, 2017, using discount rates between 1% and 18% (December 31, 2016 - between 1% and 30%), was $59.4 million (December 31, 2016 - $55.6 million). Spending with respect to decommissioning obligations at the Alamo Dorado and Manantial Espejo mines began in 2016, while the remainder of the obligations are expected to be paid through 2040 or later if mine life is extended. Revisions made to the reclamation obligations in Q1 2017 were primarily a result of increased site disturbance from the ordinary course of operations at the mines, reclamation activities performed at the Alamo Dorado mine, as well as revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged to Q1 2017 earnings as finance expense was $1.5 million (Q1 2016 - $0.7 million). Reclamation expenditures incurred during the current quarter were $1.4 million (Q1 2016 - $0.6 million).

27

CONTRACTUAL COMMITMENTS AND CONTINGENCIES
The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material. The Company had the following contractual obligations at March 31, 2017:

Payments due by period
(In thousands of USD, except as noted)	Total	Within 1 year(1)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$124,399	$124,399	$—	$—	$—
Credit facility	38,200	960	1,040	36,200	—
Finance lease obligations(2)	7,786	4,307	3,479	—	—
Severance accrual	4,857	1,311	1,847	787	912
Employee compensation(3)	8,020	4,632	3,388	—	—
Loss on commodity contracts	190	190	—	—	—
Provisions(4)	4,768	3,322	543	627	276
Income taxes payable	17,430	17,430	—	—	—
Total contractual obligations(4)	$205,650	$156,551	$10,297	$37,614	$1,188

(1)
Includes all current liabilities in the condensed interim consolidated statement of financial position at March 31, 2017 and December 31, 2016 plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance in the statement of financial position to the total contractual obligations within one year, per the contractual maturities schedule is shown in the table below.

March 31, 2017		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$124,399	$—	$124,399
Credit facility	—	960	960
Current portion of finance lease	4,143	164	4,307
Current severance liability	1,311	—	1,311
Employee Compensation & RSU’s	3,102	1,530	4,632
Unrealized loss on commodity contracts	190	—	190
Provisions(4)	3,322	—	3,322
Income tax payable	17,430	—	17,430
Total contractual obligations within one year(4)	$153,897	$2,654	$156,551

(2)
Includes lease obligations in the amount of $7.8 million (December 31, 2016 - $7.3 million) with a net present value of $7.6 million (December 31, 2016 - $7.1 million) discussed further in Note 13 of the Q1 2017 Financial Statements.

(3)	Includes RSU obligation in the amount of $5.5 million (December 31, 2016 – $4.8 million) that will be settled in cash. The RSUs vest in two installments, 50% in December 2016 and 50% in December 2017.

(4)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation (current $4.6 million, long-term $54.8 million) discussed in Note 12 of the Q1 2017 Financial Statements (December 31, 2016 - current $5.2 million , long-term $50.4 million), the deferred credit arising from the Aquiline acquisition ($20.8 million) (December 31, 2016 - $20.8 million) discussed in Note 15 of the Q1 2017 Financial Statements, and deferred tax liabilities of $166.7 million (December 31, 2016 - $170.9 million).

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. All related party transactions for the three months ended March 31, 2017 and 2016 have been disclosed in the Q1 2017 Financial Statements. Related party transactions with Maverix have been disclosed in Note 9 of the Q1 2017 Financial Statements and in Note 12 of the 2016 Financial Statements. There are no ongoing contractual or other commitments associated with this arrangement or with another related party.

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

•	AISCSOS
AISCSOS is a non-GAAP financial measure. AISCSOS does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

		Three months ended March 31,
(In thousands of USD, except as noted)		2017	2016
Direct operating costs		$118,008	$109,232
Inventory net realizable value (“NRV”) adjustments	A	11,215	(3,424)
Production costs		$129,223	$105,808
Royalties		7,236	6,398
Direct selling costs (1)		17,299	22,155
Less by-product credits (1)		(105,492)	(90,047)
Cash cost of sales net of by-products (2)		$48,267	$44,314
Sustaining capital (3)		$16,580	$22,941
Exploration and project development		3,524	1,282
Reclamation cost accretion		1,493	719
General and administrative expense		5,759	5,734
All-in sustaining costs (2)	B	$75,623	$74,989
Payable ounces sold (in thousands)	C	5,986.2	5,715.8
All-in sustaining cost per silver ounce sold, net of by-products	B/C	$12.63	$13.12
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	(B-A)/C	$10.76	$13.72

(1)	Included in the revenue line of the interim consolidated income statements, and for by-product credits are reflective of realized metal prices for the applicable periods.

(2)	Totals may not add due to rounding.

(3)
Please refer to the table below. Further, sustaining capital cash outflows included in this table were $1.6 million less than the $18.2 million capitalized in Q1 2017 as shown in the Capital Expenditures table included in the "2017 Operating Outlook "section of this MD&A. The difference is due to the timing difference between the cash payment of capital investments compared to the period in which investments are capitalized.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as non-sustaining capital) is not. Inclusion of sustaining capital only is a measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the items noted below are associated with the La Colorada expansion project, the Dolores’ leach pad and other expansionary expenditures considered to be investment capital projects.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended March 31,
(in thousands of USD)	2017	2016
Payments for mineral properties, plant and equipment(1)	$31,938	$44,900
Add/(Subtract)
Advances received for leases	1,400	1,664
Non-Sustaining capital (Dolores, La Colorada projects, and other)	(16,758)	(23,624)
Sustaining Capital(2)	$16,580	$22,941

(1)	As presented on the unaudited interim consolidated statements of cash flows.

(2)	Totals may not add due to rounding

29

Three months ended March 31, 2017
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	17,632	26,313	6,190	17,188	13,953	7,092	29,637		118,008
NRV inventory adjustments	—	5,702	216	—	—	—	5,298		11,215
Production costs	17,632	32,015	6,405	17,188	13,953	7,092	34,935		129,223
Royalties	133	1,535	34	—	—	4,842	694		7,236
Direct selling costs	3,772	32	42	6,213	4,216	2,474	551		17,299
Less by-product credits	(15,050)	(30,679)	(1,517)	(22,541)	(18,671)	(2,873)	(14,162)		(105,492)
Cash cost of sales net of by-products(1)	6,487	2,903	4,964	861	(502)	11,536	22,017		48,267
Sustaining capital	3,035	5,505	—	3,105	2,271	1,566	1,098		16,580
Exploration and project development	38	450	—	628	274	—	—	2,133	3,524
Reclamation cost accretion	112	296	89	162	105	56	619	54	1,493
General & administrative expense	—	—	—	—	—	—	—	5,759	5,759
All-in sustaining costs(1)	9,671	9,154	5,053	4,755	2,148	13,158	23,734	7,945	75,623
Payable ounces sold (thousand)	1,685	892	300	784	577	887	862		5,986

All-in sustaining cost per silver ounce sold, net of by-products	$5.74	$10.26	$16.84	$6.07	$3.72	$14.84	$27.54		$12.63
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	$5.74	$3.87	$16.12	$6.07	$3.72	$14.84	$21.39		$10.76

(1)	Totals may not add due to rounding.

Three months ended March 31, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	9,650	29,358	12,401	16,431	14,303	5,966	21,121		109,232
NRV inventory adjustments	—	(4,222)	(145)	—	—	—	943		(3,424)
Production costs	9,650	25,136	12,256	16,431	14,303	5,966	22,065		105,808
Royalties	84	1,077	79	—	—	4,426	733		6,398
Direct selling costs	2,934	31	217	9,142	7,433	2,766	(369)		22,155
Less by-product credits	(5,979)	(22,485)	(5,688)	(17,892)	(18,545)	(2,425)	(17,033)		(90,047)
Cash cost of sales net of by-products(1)	6,689	3,759	6,864	7,681	3,191	10,733	5,396		44,314
Sustaining capital	3,655	14,421	—	2,138	1,321	460	945		22,941
Exploration and project development	122	34	—	46	155	—	—	925	1,282
Reclamation cost accretion	72	179	(286)	126	104	54	433	37	719
General & administrative expense	—	—	—	—	—	—	—	5,734	5,734
All-in sustaining costs(1)	10,538	18,391	6,578	9,990	4,772	11,248	6,774	6,696	74,989
Payable ounces sold (thousand)	1,150	950	686	835	674	749	672		5,716

All-in sustaining cost per silver ounce sold, net of by-products	$9.16	$19.36	$9.60	$11.96	$7.08	$15.02	$10.08		$13.12
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$9.16	$23.80	$9.81	$11.96	$7.08	$15.02	$8.68		$13.72

(1)	Totals may not add due to rounding.

•	Cash Costs per Ounce of Silver, net of by-product credits
Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce of silver is a non-GAAP measure and does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.
To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended March 31,
(in thousands of U.S. dollars except as noted)		2017	2016
Production costs		$129,223	$105,808
Add/(Subtract)
Royalties		7,236	6,398
Smelting, refining, and transportation charges		18,811	24,354
Worker’s participation and voluntary payments		(1,172)	(203)
Change in inventories		(1,208)	1,605
Other		(920)	(1,272)
Non-controlling interests (1)		(428)	(883)
Inventory net realizable value (“NRV”) adjustments		(11,215)	3,424
Cash Operating Costs before by-product credits(2)		140,328	139,230
Less gold credit		(44,885)	(47,814)
Less zinc credit		(30,498)	(18,510)
Less lead credit		(11,778)	(7,917)
Less copper credit		(17,034)	(16,716)
Cash Operating Costs net of by-product credits (2)	A	36,134	48,274
Payable Silver Production (koz)	B	5,847.2	6,010.9
Cash Costs per ounce net of by-product credits	A/B	$6.18	$8.03

(1)
Figures presented in the reconciliation table above are on a 100% basis as presented in the consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.

(2)	Figures in this table and in the associated tables below may not add due to rounding.

Three months ended March 31, 2017 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$18,093	28,104	$8,900	$23,949	$17,895	$13,308	$28,305	$138,555
Less gold credit	b1	(846)	(29,717)	(1,601)	(1)	(316)	(75)	(12,299)	(44,855)
Less zinc credit	b2	(8,354)	—	—	(11,098)	(8,563)	(1,677)	—	(29,692)
Less lead credit	b3	(4,215)	—	—	(5,124)	(2,084)	(171)	—	(11,594)
Less copper credit	b4	—	—	(14)	(7,139)	(8,718)	(412)	—	(16,282)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(13,415)	$(29,717)	$(1,615)	$(23,362)	$(19,681)	$(2,335)	$(12,299)	$(102,423)
Cash Costs net of by-product credits	C=(A+B)	$4,678	$(1,612)	$7,286	$587	$(1,785)	$10,973	$16,006	$36,132

Payable ounces of silver (thousand)	D	1,552	963	342	763	562	880	785	5,847

Cash cost per ounce net of by-products	C/D	$3.01	$(1.67)	$21.29	$0.77	$(3.18)	$12.47	$20.38	$6.18
(1) Totals may not add due to rounding

31

Three months ended March 31, 2016(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,209	$31,965	$10,481	$23,674	$18,940	$14,562	$22,929	$137,760
Less gold credit	b1	(633)	(25,436)	(3,835)	(1)	(360)	(75)	(17,439)	$(47,780)
Less zinc credit	b2	(3,809)	—	—	(6,290)	(5,482)	(2,345)	—	(17,927)
Less lead credit	b3	(2,473)	—	—	(3,921)	(1,132)	(282)	—	(7,807)
Less copper credit	b4	—	—	(67)	(7,029)	(8,876)	—	—	(15,972)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(6,915)	$(25,436)	$(3,902)	$(17,241)	$(15,851)	$(2,703)	$(17,439)	$(89,486)
Cash Costs net of by-product credits	C=(A+B)	$8,295	$6,529	$6,578	$6,433	$3,089	$11,859	$5,490	$48,274

Payable ounces of silver (thousand)	D	1,309	1,071	555	810	589	1,002	675	6,011

Cash cost per ounce net of by-products	C/D	$6.34	$6.10	$11.85	$7.95	$5.24	$11.84	$8.13	$8.03
(1) Totals may not add due to rounding

•	Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted loss and earnings for the three months ended March 31, 2017 and 2016, to the net earnings for each period.

	Three Months Ended March 31,
(In thousands of USD, except as noted)	2017	2016
Net earnings for the period	$19,950	$1,875
Adjust unrealized foreign exchange(gains) losses	(2,044)	1,308
Adjust net realizable value of heap inventory	5,569	2,793
Adjust unrealized gains on commodity contracts	(4,933)	(1,464)
Adjust share of loss from associate and dilution gain	(771)	—
Adjust gain on sale of assets	(42)	(104)
Adjust for effect of taxes relating to the above(1)	$(329)	$(953)
Adjust for effect of foreign exchange on taxes(1)	$(8,376)	$(201)
Adjusted earnings for the period	$9,024	$3,254
Weighted average shares for the period	152,757	151,982
Adjusted earnings per share for the period	$0.06	$0.02

(1)
The impact of unrealized foreign exchange rate changes on deferred income tax balances has been added as a new adjusting item, along with a modification in the quantification of the estimated effect of taxes. For comparative purposes, Q1 2016 adjusted earnings have been recalculated and are thus different from those originally reported. The effect of these new adjusting items on Q1 2016 adjusted earnings was a decrease of $0.2 million from that originally reported, the adjusted earnings per share of $0.02 was not affected.

•	Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt; finance lease liabilities; and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.

•	Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

•	General and Administrative Costs per Silver Ounce Produced
General and administrative costs per silver ounce produced (“G&A per ounce”) is a non-GAAP measure that is calculated by dividing G&A expense recorded in a period by the number of silver ounces produced in the same period. G&A per ounce does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate corporate expenses incurred in a period relative to the amount of consolidated silver produced during the same period.
RISKS AND UNCERTAINTIES
The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; environmental risks; and risks related to its relations with employees. These and other risks are described below and in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the 2016 Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

•	Foreign Jurisdiction Risk
Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.
All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation, particularly in jurisdictions such as Argentina and Bolivia who have a history of expropriation; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable or undeveloped infrastructure; labour unrest and labour scarcity; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to imports and exports; high rates of inflation; extreme fluctuations in currency exchange rates and the imposition of currency controls; the possible unilateral cancellation or forced renegotiation of contracts, and uncertainty regarding enforceability of contractual rights; inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;

33

difficulties enforcing judgments generally, including judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns; and potential practical restrictions on the ability of Pan American's subsidiaries to transfer funds to Pan American. Certain of these risks and uncertainties are illustrated well by circumstances in Bolivia and Argentina.
The Company’s Mexican operations, Alamo Dorado and La Colorada, have suffered from armed robberies of doré in the past. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.
Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.
In early 2009, a new constitution was enacted in Bolivia that further entrenched the government’s ability to amend or enact laws, including those that may affect mining, and which enshrined the concept that all natural resources belong to the Bolivian people and that the state was entrusted with its administration.
On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and set out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.
On June 25, 2015, the Bolivian government enacted the new Conciliation and Arbitration Law No. 708 (the “New Conciliation and Arbitration Law”), which endeavors to set out newly prescribed arbitral norms and procedures, including for foreign investors. However, whether the New Conciliation and Arbitration Law applies specifically to pre-existing agreements between foreign investors and COMIBOL, and how this new legislation interacts with the New Mining Law, remains somewhat unclear. As a result, we await clarification by regulatory authorities and will continue to assess the potential impacts of the New Conciliation and Arbitration Law on our business.
Under the previous political regime in Argentina, the government intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. Among other things, the Argentine government imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In support of this policy, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials and required advance government review of plans to import goods and materials. In addition, the government of Argentina also tightened control over capital flows and foreign exchange in an attempt to curtail the outflow of hard currencies and protect its foreign currency reserves, including mandatory repatriation and conversion of foreign currency funds in certain circumstances, informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into USD or other hard currencies, exposing us to additional risks of Peso devaluation and high domestic inflation. While a new federal government was elected in Argentina in late 2015 and has since taken steps to ease some of the previously instituted controls and restrictions, particularly relaxing certain rules relating to the inflow and outflow of foreign currencies, some of the policies of the previous government continue to adversely affect the Company’s Argentine operations. It is unknown whether these more recent changes will be lasting, what, if any, additional steps will be taken by the current administration or what financial and operational impacts these and any future changes might have on the Company. As such, the Company continues to monitor and assess the situation in Argentina.
In most cases, the effect of these risks and uncertainties cannot be accurately predicted and, in many cases, their occurrence is outside of our control. Although we are unable to determine the impact of these risks on our future financial position or results of operations, many of these risks and uncertainties have the potential to substantially affect our exploration, development and production activities and could therefore have a material adverse impact on our operations and profitability. Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Metal Price Risk
Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility and are beyond the Company’s control.
The Company takes the view that its precious metals production should not be hedged, thereby, allowing the Company to maintain maximum exposure to precious metal prices. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A. Decisions relating to hedging may have material adverse effects upon our financial performance, financial position, and results of operations. Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver and AISCSOS, these non-GAAP measures are highly sensitive to base metal and gold prices.
The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. If metal prices decline significantly below levels used in the Company’s most recent impairment tests, for an extended period of time, the Company may need to reassess its price assumptions, and a significant decrease in the price assumptions could be an indicator of potential impairment. A description of the impact of metal price changes on certain Company assets is included in the Key Assumption and Sensitivity sections included in both the 2016 Financial Statements (included in Note 11).

•	Trading and Credit Risk
The zinc, lead, and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted. For example, the Doe Run Peru smelter, a significant buyer of our production in Peru, experienced financial difficulties in the first quarter of 2009 and closed. The Doe Run Peru smelter remains closed and we are owed approximately $8.2 million under the terms of our contract with Doe Run Peru. We continue to pursue all legal and commercial avenues to collect the amount outstanding.

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As at March 31, 2017, we had receivable balances associated with buyers of our concentrates of $49.6 million (December 31, 2016 - $45.0 million). The vast majority of the receivable balance is owed by five well-known concentrate buyers.
Silver doré production is refined under long term agreements with fixed refining terms at three separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. As at March 31, 2017, we had approximately $23.9 million contained in precious metal inventory at refineries (December 31, 2016 - $28.5 million). We maintain insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries, and while at the refineries.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements. Our trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that supplies do not deliver products or perform services as expected. As at March 31, 2017, the Company had made $22.6 million of supplier advances (December 31, 2015 - $28.8 million), which are reflected in “Trade and other receivables” on the Company’s balance sheet.
Management constantly monitors and assesses the credit risk resulting from our concentrate sales, refining arrangements, and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

•	Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.
We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.
We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.

•	Exchange Rate Risk
Pan American reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the PEN, MXN and ARS. In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN, ARS, BOB and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in this in MD&A in the “Financial Instruments” section.
The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.
In addition to the foregoing, governmental restrictions and controls relating to exchange rates also impact our operations. In Argentina, for example, the government has at times established official exchanges rates that were significantly different than the unofficial exchange rates more readily utilized in the local economy to determine prices and value. Maintaining monetary assets in ARS also exposes us to the risks of ARS devaluation and high domestic inflation.

•	Taxation Risks
Pan American is exposed to tax related risks. In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, we give additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. We consider relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. We reassess unrecognized income tax assets at each reporting period.

•	Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many of these claims relate to current or ex-employees, some of which involve claims of significant value, for matters ranging from workplace illnesses such as silicosis to claims for additional profit-sharing and bonuses in prior years. Furthermore, we are in some cases the subject of claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages against us and/or the return of surface or mineral rights that are valuable to us and which may significantly impact our operations and profitability if lost. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by the Company. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations.
SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES
In preparing financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 2 of the 2016 Financial Statements, for the Company’s summary of significant accounting policies.

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Changes in Accounting Standards
The accounting policies applied in the preparation of the Q1 2017 Financial Statements are consistent with those applied and disclosed in the Company’s 2016 Financial Statements , except for the following: the Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company’s unaudited condensed interim consolidated financial statements.
Changes in accounting standards not yet effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2018. The Company plans to apply IFRS 15 at the date it becomes effective. The Company is in the process of analyzing IFRS 15 and determining the effect on its consolidated financial statements as a result of adopting this standard.
IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 - Leases which replaces IAS 17 - Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration ("IFRIC 22") On December 8, 2016, the IASB issued IFRIC 22, which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The Standard provides guidance on how to determine the date of the transaction for the purpose of determining the spot exchange rate used to translate the asset, expense or income on initial recognition that relates to, and is recognized on the de-recognition of, a non-monetary prepayment asset or a non-monetary deferred income liability. It is effective January 1, 2018. The Company is currently assessing the impact on the adoption of this interpretation.

DISCLOSURE CONTROLS AND PROCEDURES
Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the period ended March 31, 2017 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.
TECHNICAL INFORMATION
Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 22, 2017, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future economic and operational performance; future production of silver, gold and other metals produced by the Company; future cash costs per

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ounce of silver and all-in sustaining costs per silver ounce sold; the sufficiency of the Company’s current working capital, anticipated operating cash flow or its ability to raise necessary funds; timing of production and the cash costs of production at each of the Company’s properties; the estimated cost of and availability of funding necessary for sustaining capital; the successful implementation and effects of ongoing or future development and expansion plans, including the expansion projects at the Company’s Dolores and La Colorada mines, and the anticipated financial and operational results of such projects; forecast capital and non-operating spending; the timing and method of payment of compensation; anticipated volatility in effective tax rates and contributing factors; and the Company’s plans and expectations for its properties and operations.
These statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel, oil and electricity); fluctuations in currency markets (such as the Peruvian sol, Mexican peso, Argentine peso, Bolivian boliviano and Canadian dollar versus the U.S. dollar); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia or other countries where the Company may carry on business, including the risk of expropriation relative to certain of our operations, particularly in Argentina and Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risk of obtaining necessary licenses and permits and the presence of laws and regulations that may impose restrictions on mining, including those currently in the province of Chubut, Argentina; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United Sates Securities and Exchange Commission (the “SEC”), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A uses the terms “measured resource”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian Securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC, and reserves reported by Pan American Silver Corp., in compliance with NI 43-101, may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced for extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted in to a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian Securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian Securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth may not be comparable with information made in public companies that report in accordance with U.S. standards.

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